LINUX GOLD CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

DATED January 27, 2009

The following discussion of the results of operations of the Company for the third fiscal quarter ending November 30, 2008 and in comparison to the prior year should be read in conjunction with the Company’s Audited Financial Statements and accompanying notes for the year ended February 29, 2008.

All amounts are in Canadian dollars unless otherwise stated.

Overall Performance

The Company is involved in exploration of mineral properties. Our current plans are to joint venture and explore our mineral properties in Alaska. The Company has a 50% interest in the Fish Creek property in Alaska, which is optioned to Teryl Resources Corp. (a related company), and the Company owns 176 State of Alaska MTRSC quarter-section mining claims (160 acres each), within seven contiguous claim blocks, recorded in the Cape Nome Recording District. The Company has additional interests in British Columbia and China.

As at November 30, 2008, the Company had a working capital deficit of $234,773 as compared to working capital deficit of $219,213 at February 29, 2008. For the nine months ending November 30, 2008, the Company had a net loss of ($429,211) or ($0.01) per share as compared to a net loss of ($1,720,586) or ($0.02) per share for the nine months ended November 30, 2007.

Selected Interim Information

The following information is derived from our interim financial statements for the nine month periods ended November 30, 2008 and 2007 and the most recently completed financial year ended February 29, 2008:

	November 30, 2008	November 30, 2007	February 29, 2008
Net sales or total revenues	$nil	$nil	$nil
Net income or (loss) - per share undiluted - per share diluted	(429,211)	(1,720,586)	(2,358,540)
	(0.00)	(0.02)	(0.03)
	(0.00)	(0.02)	(0.03)
Total assets	139,141	489,231	328,923
Total long-term financial liabilities	$nil	$nil	$nil
Cash dividends declared per share	$nil	$nil	$nil

 Results of Operations

The following discussion of the results of operations of the Company for the third fiscal quarter ending November 30, 2008 and in comparison to the prior year should be read in conjunction with the Company’s Audited Consolidated Financial Statements and accompanying notes for the year ended February 29, 2008. The Company’s reporting currency is the Canadian dollar. All amounts in this discussion are expressed in Canadian dollars.

The financial data has been prepared in accordance with Canadian GAAP and the significant accounting policies are stated in Note 2 to the financial statements.

Results of Operations for the nine months ended November 30, 2008 (“2008”) as compared to the nine months ended November 30, 2007 (“2007”)

During the nine months ended November 30, 2008, we received $nil in revenues from operations as compared to $nil revenues for the nine months ended November 30, 2007.

Administrative expenses for the nine months ended November 30, 2008 totaled $457,741 as compared to $1,721,023 for the nine months ended November 30, 2007. Consulting and subcontract expenses increased to $118,234 from $96,089 in 2007 due to an increase in administrative wages and higher costs associated with maintaining a public company in the nine-month period ended November 30, 2008.  Travel and promotion decreased to $102,971for the nine months ended November 30, 2008 from $157,760 for the nine months ended November 30, 2007 due to decreased activities in the Company. Office, rent and telephone charges increased to $37,131 compared to $22,209 in 2007 due mainly to increases in rent over the comparative period.  Professional fees decreased to $43,894 from $57,678 in 2007 due to decreased activities of the Company.

Imputed interest expense increased to $20,180 in 2008 as compared to $3,295 in 2007 due to an increase in related party loans.  Interest expense was $nil as compared to $1,041,334 for the nine months ended November 30, 2007 due to the Convertible Discount Notes being fully paid off in December of 2007. Amortization of debt issue costs was $nil in 2008 compared to $173,175 in 2007 due to the Convertible Discount Notes being fully paid off in December of 2007. Foreign exchange loss increased to $27,930 for the nine months ended November 30, 2008 compared to a gain of $5,431 in 2007 due to fluctuations in the Canadian dollar.

Mining exploration costs decreased to $61,702 during the nine months ended November 30, 2008 compared to $129,984 in 2008. This reflects the decrease of exploration of the Granite Mountain property.

Financing Activities

The Company’s cash position as at November 30, 2008 was $79,805. The Company plans to raise funds through equity financings and through advances from related parties.

Nature of the Company’s Operations

The Company is involved in exploration of mineral properties. Our current plans are to joint venture and explore our mineral properties in Alaska. The Company has a 50% interest in the Fish Creek property in Alaska, which is optioned to Teryl Resources Corp. (a related company), and the Company owns 176 State of Alaska MTRSC quarter-section mining claims (160 acres each), within seven contiguous claim blocks, recorded in the Cape Nome Recording District. The Company has additional interests in British Columbia and China. During the year ended 29 February 2008, the Company discontinued active exploration on both British Columbia properties, and the China property, and wrote off the acquisition costs of each.

Fish Creek Claims, Alaska

We currently own a 50% joint venture interest in 30 State of Alaska mining claims, comprising 1,032 acres, known as the Fish Creek Prospect, located 25 miles north of Fairbanks, Alaska in the Fairbanks Mining District.

These claims are subject to an option agreement with Teryl Resources Corp., a company with common directors and officers. Teryl Resources Corp. may purchase the 5% net royalty for $500,000 U.S. within 1 year after production on a 25% working interest. Teryl also agrees to expend a minimum of $500,000 U.S. after three years from the date of the agreement.

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The claims are legally maintained by recording an affidavit of annual labor for a minimum expenditure and by paying annual rental to the State of Alaska.  We are permitted to conduct exploration by drilling. A valid exploration permit is held on the project. Additional permits for future work will be acquired from the Division of Mining, Alaska Department of Fish and Game, and the U.S. Corps of Engineers on an as-needed basis.

In October 2006, six new geophysical targets were located on the Fish Creek property. An interpretive report titled “Proposed Drill Sites, Fish Creek Gold Property, Fairbanks Mining District, Alaska.” Fugro Airborne Survey, Inc., under contract to Fairbanks Gold Mining, Inc./Kinross Gold, initiated an HEM Airborne geophysical area and identified six main targets on the Fish Creek property.

The following interpreted targets are based on linear resistivity features inferring regional structural trends. Conductive gradients at depth or along a structure suggest areas of higher fracture density. The high magnetic anomalies with good depth extent are interpreted as intrusives and the linear magnetic highs may be calc-silicates.

Proposed Drill Site 01: Interpreted Target – Conductive Shear / High Fracture Density

Proposed Drill Site 02: Interpreted Target – Conductive Shear / High Fracture Density

Proposed Drill Site 03: Interpreted Target – Calc-silicate / High Fracture Density

Proposed Drill Site 04: Interpreted Target – Calc-silicate / High Fracture Density

Proposed Drill Site 05: Interpreted Target – Intrusive Contact / High Fracture Density

Proposed Drill Site 06: Interpreted Target – Manto Type Magnetic Anomaly

Together with Linux Gold Corp., we planned to implement an exploration program during the 2006/7 winter on the Fish Creek gold property. We received permits to conduct exploration drilling, however, due to increased exploration activities in the State of Alaska at that time, and due to the Company being a junior mining company requiring small-scale work competing for equipment with many larger companies, we had difficulty obtaining equipment to conduct the exploration drilling.  It is our intent to complete the drilling as soon as a drill is available, as the weather permits and as funding is available.

Two independent technical consultants are utilized by the Company for work on the Fish Creek property. Evaluations for alluvial (placer) gold are managed by Jeff Keener of NordWand Enterprize, P.O. Box 82811, Fairbanks, Alaska, 99708, USA. Mr. Keener is a graduate of the University of Alaska, with a B.S. degree in Geology (1991). Mr. Keener is a member of the Alaska Miners Association and has applied for membership with the American Institute of Professional Geologists. From 1986 to the present he has been actively employed in various capacities in the mining industry in numerous locations in Alaska, Nevada, Arizona, and California and is recognized as an expert in the field of placer examination.

For lode gold exploration we utilize Avalon Development Corp. of Fairbanks, Alaska, to conduct any proposed exploration work on the Fish Creek Property.  Mr. Curt Freeman is the President of Avalon Development Corporation, P.O. Box 80268, Fairbanks, Alaska, 99708, USA.  Mr. Freeman is a graduate of the College of Wooster, Ohio, with a B.A. degree in Geology (1978), and a graduate of the University of Alaska with an M.S. degree in Economic Geology (1980).  Mr. Freeman is a licensed geologist in Alaska (AA#159) and is a member of the American Institute of Professional Geologists (CPG#6901), the Society of Economic Geologists, the Geological Society of Nevada, the Alaska Miners Assoc. and the Prospectors and Developers Assoc. of Canada. From 1980 to the present, he has been actively employed in various capacities in the mining industry in numerous locations in North America, Central America, South America, New Zealand and Africa.

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We anticipate utilizing the services of NordWand Enterprize and Avalon Development Corp. in the future to advance the exploration of the Fish Creek property. A two-phase program has been recommended as follows:

Phase 1. Infill Reverse Circulation Drilling:

Infill drilling using large diameter reverse circulation methods is warranted on the property to better define the placer gold mineralization outlined in 2004. Previous experience by Keener and other operators within the Fish Creek drainage has shown that drilling is an effective method of sampling and valuating the placer deposit and provides predictable estimates of subsequent production. Previous work suggests that drilling to obtain samples with volumes of 0.05 cubic yards each are adequate to estimate the volume and value of the placer gold deposit. Sampling procedures similar to those utilized in 2004 should be followed except that the volume of each sample should be measured to provide a more accurate estimate of the gold grades and to evaluate the recovery of the drilling system. Additionally, all holes should be continued into bedrock at least 25 feet to test for the presence of lode gold mineralization. The primary goal of this program would be to enable industry acceptable mineral resources to be calculated between the two lines of drilling completed in 2004. A secondary goal would be to determine if significant lode gold mineralization exists in the area drilled. Recommended future work on the property should include drilling 20 reverse circulation drill holes (8” diameter) for a total of 1,600 feet of drilling. Construction of an all-weather creek crossing for off-road vehicles, near the mouth of Odden Creek, will facilitate this work. The estimated cost of the work is $50,000. Fieldwork will take about one to two weeks, and sample analysis and reporting will take an additional two to four weeks.

Phase 2. Step-out Reverse Circulation Drilling:

If the results of the phase 1 infill drilling are encouraging, step-out drilling using large diameter reverse circulation methods is warranted on the property to expand on the placer gold mineralization outlined in 2004. Sampling procedures similar to those utilized in 2004 should be followed except that the volume of each sample should be measured to provide a more accurate estimate of the gold grades and to evaluate the recovery of the drilling system. Additionally, all holes should be continued into bedrock for at least 25 feet to test for the presence of lode gold mineralization. The primary goal of this program would be to enable industry compliant mineral resources to be calculated for areas of the property that lie up and downstream from the 2004 drill lines. A secondary goal would be to determine if significant lode gold mineralization exists in the area drilled. Recommended future work on the Fish Creek property should include drilling 55 reverse circulation drill holes (8” diameter) for a total of 4,400 feet of drilling. Construction of an all-weather creek crossing for off-road vehicles, near the mouth of Odden Creek, will facilitate this work. The estimated cost of such work is $150,000. Fieldwork will take about two to three weeks, whereas sample analysis and reporting will take an additional four to six weeks.

Additional work on the Fish Creek property will be based on results from the previous drilling programs. Each successive phase of exploration is dependent on generation of encouraging results from the previous programs and the increasing potential for delineation of commercially viable resources on the project.

In January 2008 we announced plans to arrange a drill program on the Fish Creek claims in Alaska to test several gold geophysical anomalies, from the geophysical survey completed by Fugro Airborne Survey, Inc.

The technical disclosure for the Fish Creek Property is prepared under the supervision of Curt Freeman, a qualified person as that term is defined in NI 43-101, Standards of Disclosure for Mineral Projects.

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Granite Mountain Property, Alaska

The following is a summary of information on our Granite Mountain property. For detailed information please see the “Technical Report GM06 43-101 – Geologic Report on the Granite Mountain Project, Koyuk Mining District, Candle B-5 and C-5 Quadrangles, West-central Alaska” prepared for Linux Gold Corp. by David D. Adams, P.Geo., dated  March 20, 2007, (the “Granite Mountain Report”) filed on SEDAR on February 7, 2008.

Property Summary And Description

The Property consists of 176 State of Alaska MTRSC quarter-section mining claims (160acres each), within seven contiguous claim blocks, recorded in the Cape Nome Recording District. The claims were staked during two campaigns: 136 claims were staked in March 2005, and an additional 140 claims were staked in August 2006. These claims cover approximately 179sqkm (approximately 44,160acres). The Property is located in western Alaska, at the east edge of the Seward Peninsula, approximately 240km (150mi) east-northeast of Nome, and approximately 640 km (400 mi) west of Fairbanks, Alaska. The 2008 assessment work was filed for 176 claims. The balance of the claims did not have any mineralization therefore these claims were lapsed by not filing assessment work and paying the rental for these claims. All of these claims are 100 % owned by the Company and are in good standing.

Most of the work on the property has focused on four prospects, including the Saddle, Gossan, Gusty and Peace River prospects.

2005 Exploration

During August 2005 a three-week reconnaissance exploration program was conducted utilizing a five-person crew to complete reconnaissance mapping and rock, soil and stream sediment/pan concentrate sampling. A total of 93 rock samples, 115 soil samples, 35 stream sediment samples and 21 pan concentrate samples were collected. Reconnaissance grab rock sampling was completed on several previously known prospects and new occurrences discovered during the program.

2006 Exploration

During August and September 2006, additional work was completed during a six week field program which included geochemical sampling, geologic mapping, geophysical surveys and exploratory drilling.

2006 Reconnaissance Exploration

Reconnaissance exploration on the Property during 2006 consisted of geologic mapping, rock sampling (58 samples), and grid-based soil sampling (580 samples). Very little time was spent on reconnaissance mapping and rock sampling since drilling was the main emphasis of the program. Rock sampling and geologic mapping was completed at the Saddle prospect, at the Peace River prospect, and at several other locations along the south fork of Quartz Creek and elsewhere on the property. Soil sampling (148 samples) was completed on an extension of the previously established “Gossan grid”, on the newly established “Gusty grid” (166 samples), and on the newly established “Saddle grid” (288 samples). All three grids utilized sample and line spacings of 100m. Soil sampling was completed using a Tanaka power auger equipped with a 3.5 ft flight and specialized bit designed for soil sampling.

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2006 Exploratory Drilling

Exploratory drilling commenced on the Property during 2006. This drilling consisted of diamond core drilling of 2,971 ft (905.6m) in 4 drill holes at three prospects, including the Saddle, Gossan and Gusty prospects. One drill hole (KW06-03) was completed on the Saddle prospect to a depth of 499ft (152.1m). Two drill holes (KW06-1 and KW06-04) were completed on the Gossan prospect to depths of 880ft (268.2m) and 825ft (251.5m). One drill hole (KW06-02) was completed on the Gusty prospect to a depth of 767ft (233.8m).

2006 Geophysical Surveys

Three ground magnetometer survey lines were completed on the Property in 2006, including one line on the Saddle prospect and two lines on the Gusty prospect.

Recommendations

The Granite Mountain Technical Report’s author proposed that further exploration on the Property be conducted in two phases. These phases include a surface exploration program (Phase 1, estimated $504,064 CAN$), and, contingent on encouraging results, a follow-up exploration drilling program (Phase 2, estimated 325,238 CAN$). The total estimated cost of the proposed programs is $829,302 (CAN$).  The Phase 1 program consists of surface exploration which includes rock sampling and geologic mapping of the known prospects, grid base auger drilling, soil sampling, trenching and rock chip sampling, airborne geophysical survey and additional ground geophysical surveys.  Phase 2 consists of conducting a 6 hole diamond drill program of 3,600 ft (1,097 meters) to test several known mineralized areas and newly discovered drill targets from the Phase 1 surface exploration program.

We plan to commence work pursuant to the recommendations in the Phase 1 surface exploration program upon receipt of required permits and raising sufficient capital.

Summary of Quarterly Results

The following information is provided for each of the Company’s eight most recently completed quarters:

Quarter Ending	Revenue	Net Earnings (Loss)
		$	Per Share	Diluted per share
November 30, 2008	$nil	(172,541)	-	-
August 30, 2008	$nil	(154,811)	-	-
May 31, 2008	$nil	(101,859)	(0.01)	(0.01)
February 29, 2008	$nil	(637,954)	(0.01)	(0.01)
November 30, 2007	$nil	(524,902)	(0.01)	(0.01)
August 31, 2007	$nil	(584,978)	(0.01)	(0.01)
May 31, 2007	$nil	(610,706)	(0.02)	(0.02)
February 28, 2007	$nil	(1,387,508)	(0.01)	(0.01)
November 30, 2006	$nil	(858,204)	(0.02)	(0.02)
August 31, 2006	$nil	(1,182,932)	(0.01)	(0.01)

Liquidity and Capital Resources

In the past, we have derived most of our operating capital primarily from the issuance of our capital stock and through advances from related parties.

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We have been successful in the past in acquiring capital through the issuance of shares of our Common Stock, and through advances from related parties. Although we intend to continue utilizing these sources, there has been no assurance in the past that these sources and methods would continue to be available in the future.

In the event that no other sources of capital were available to us in the future, on a reasonable financial basis, we would face the same obstacles as many small, undercapitalized companies do, and, in the worst case, we could be forced to reorganize or liquidate, either of which consequence would likely have an adverse financial effect upon our shareholders.

Liquidity

During the quarter ended November 30, 2008, we received $nil to finance our operations.

During the nine months ended November 30, 2008, we used cash in the amount of $566,752 on operating activities as compared to $849,460 for the same period last year. We also generated minimal cash of $1,530 from interest income compared to $437 for the same period during 2007.

Our cash position was $79,805 at November 30, 2008 compared to $8,236 at February 29, 2008.

Related Party Transactions

The Company shares office space, staff and service providers with a number of private and public companies with several directors in common.

Pursuant to a management services agreement, during the nine months ended November 30, 2008, the Company accrued management fees of $22,500 (2007 - $22,500) to a company where the President of the Company is a director.  At November 30, 2008, the Company is indebted in the amount of $23,625 (February 29, 2008 - $31,400), which is included in accrued liabilities to related parties.  These amounts are non-interest bearing, unsecured and have no specific terms of repayment.

The Company paid directors fees of $9,000 (2007 - $9,000) to the President of the Company during the nine months ended November 30, 2008.

Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosures concerning the Company’s research and development costs, deferred development costs and general and administrative expenses are provided as follows:

During the nine months ending November 30, 2008, the Company incurred the following amounts on its mineral property claims:

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As at November 30, 2008
	Alaska Mineral Property	British Columbia Mineral Property	China Mineral Property
Acquisition Costs:	-	-	-

Exploration and Development Costs:
Assaying	363	-	-
Geological consulting	14,121	-	-
Staking and recording fees	47,218	-	-
Incurred During the Period	$61,702	-	-

Outstanding Share Data

The Company’s authorized share capital consists of 200,000,000 Common Shares without par value. Of these, 87,650,825 were issued and outstanding as at November 30, 2008.

As at November 30, 2008 the following options and share purchase warrants were outstanding:

# of Warrants	Exercise Price US$	Expiry Date
500,000	0.25	March 27, 2009
1,412,500	0.30	June 1, 2009
4,055,000	0.20	June 5, 2009
9,275,000	0.20	May 8, 2011
3,125,000	0.20	June 28, 2011

Total 18,367,500

# of Stock Options	Exercise Price US$	Expiry Date
75,000	0.30	April 22, 2009
12,500	0.20	November 9, 2009
25,000	0.34	June 29, 2011
1,500,000	0.35	August 9, 2011
25,000	0.25	November 2, 2011
50,000	0.25	December 8, 2011
50,000	0.31	November 7, 2012
1,525,000	0.10	February 21, 2013

Total 3,262,500

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Cease Trade Order

On December 3, 2007 the British Columbia Securities Commission (BCSC) issued a Cease Trade Order for Linux Gold Corp. citing a failure to file a technical report and non-compliant disclosure. The commission staff found that the technical report filed on SEDAR on February 22, 2006 was not prepared by a qualified person. The commission staff also found that our disclosure in the offering memorandum dated April 5, 2007 did not disclose repayment of debt to related parties. We filed the required documents on SEDAR to comply with the requirements to rectify the continuous disclosure deficiencies and the Cease Trade Order was revoked by the BCSC on February 8, 2008.

Controls and Procedures

The Company’s management has evaluated the effectiveness of Linux Corp.’s disclosure controls and procedures and has concluded that such disclosure controls and procedures are effective for the quarter ending November 30, 2008. No changes were made in internal controls over financial reporting during the quarter ended November 30, 2008, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Caution on Forward-Looking Statements

This Management Discussion and Analysis may contain certain forward-looking statements, including management's assessment of future plans and operations, and capital expenditures and the timing thereof, that involve substantial known and unknown risks and uncertainties, certain of which are beyond the Company's control. There can be no assurance that such statements will prove accurate, and actual results and developments are likely to differ, in some case materially, from those expressed or implied by the forward-looking statements contained in this press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking statements contained in this press release are based on a number of assumptions that may prove to be incorrect, including, but not limited to: timely implementation of anticipated drilling and exploration programs; the successful completion of new development projects, planned expansions or other projects within the timelines anticipated; the accuracy of reserve and resource estimates, if any, grades, mine life and cash cost estimates; whether mineral resources can be developed; title to mineral properties; financing requirements; changes in laws, rules and regulations applicable to Linux, and changes in how they are interpreted and enforced,  delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources, the impact of general economic conditions in Canada, and the United States, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange, stock market volatility and market valuations of companies with respect to announced transactions. The Company's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements, including those described in the Company's Financial Statements, Management Discussion and Analysis and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com, and the Company’s 20-F annual report filed with the United States Securities and Exchange Commission at www.sec.gov. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.

Readers are cautioned that the foregoing list of factors is not exhaustive. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news

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release and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.  A copy of this MD&A will be provided to anyone who requests it.

Additional Information

Additional Information relating to the Company is on SEDAR at www.sedar.com

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